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                              April 2, 2023

       Kai Liekefett
       Partner
       Sidley Austin LLP
       787 Seventh Avenue
       New York, New York 10019

                                                        Re: GENWORTH FINANCIAL
INC
                                                            Preliminary Proxy
Statement filed March 24, 2023
                                                            SEC File No.
1-32195

       Dear Kai Liekefett:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Defined terms used here have the same meaning as in the proxy statement listed above.

       Preliminary Proxy Statement filed March 24, 2023

       General

   1. We note the disclosure in multiple places in the proxy statement that a plurality voting standard will apply to
the election of directors. However, we also note your disclosure that the Company is not
using a universal proxy card here because Mr. Scott Klarquist has not met the deadline to
provide the information required by Rule 14a-19 within the time period specified in
that Rule, although he did meet the deadline under the Company's own advance notice bylaw
provision. We note that the Company amended its bylaws in
                                                        October 2022 and filed
those amendments under cover of a Form 8-K filed October 19,
                                                        2022. Please identify
the specific bylaw amendment language and provide an analysis supporting your view
that Mr. Klarquist's nomination is invalid but triggers the use of a plurality rather than a
majority voting standard here.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kai Liekefett
Sidley Austin LLP
April 2, 2023
Page 2

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameKai Liekefett                              Sincerely,
Comapany NameSidley Austin LLP
                                                             Division of
Corporation Finance
April 2, 2023 Page 2                                         Office of Mergers
& Acquisitions
FirstName LastName